

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Mr. Omri Amos Shalom
President
Top Gear, Inc.
72 Yehudah HaMaccabi Street
Unit 11
Tel Aviv, Israel 61070

> **Re:** **Top Gear, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 22, 2010**
> **File No. 333-168066**

Dear Mr. Shalom:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis or Plan of Operation, page 23

Activities to Date, page 23

1. We note your statement on page 24 that you expect to complete the design of "[y]our graphic/web design materials for use as part of [y]our advertising and promotional materials and expect to complete the design by the end of the fourth quarter of 2010." We further note your statement on page 24 that "[i]n the fourth quarter of 2010, [you] hope to complete the preparation of [y]our kosher manual as well as complete the design of the marketing materials that [y]our sales representatives will use." Please update this section to discuss the current status of these plans as of the end of the fourth quarter of 2010.

Directors, Executive Officers, Promoters and Control Persons, page 42

Code of Ethics, page 43

2. We note your statement that you plan to implement a code of ethics in the fourth quarter of 2010.  Please update this discussion to detail whether you have implemented a code of ethics.

Security Ownership of Certain Beneficial Owners and Management, page 45

3. Please update the beneficial ownership table as of the most recent practicable date. Please see Item 403 of Regulation S-K.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters.  Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me at (202) 551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     Steve Kronengold
        SRK Kronengold Law Offices